Exhibit 99.4

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	Saskatoon Saskatchewan Canada

Cameco Reports Document Filing

November 05, 2026

Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today the renewal of its at-the-market equity program (the “ATM Program”) allowing Cameco to issue up to US$1 billion (or its Canadian dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at Cameco’s discretion. Cameco has entered into an equity distribution agreement (the “Distribution Agreement”) dated November 5, 2026 with TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc., as Canadian agents, and TD Securities (USA) LLC, CIBC World Markets Corp. and Scotia Capital (USA) Inc., as U.S. agents, in respect of the ATM Program. The Distribution Agreement replaces Cameco’s prior equity distribution agreement dated November 12, 2024, which has been terminated.

Subject to the terms of the Distribution Agreement, the volume and timing of distributions under the ATM Program, if any, will be determined at Cameco’s sole discretion. As Common Shares sold in the ATM Program will be distributed at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution. Any Common Shares sold in the ATM Program will be sold in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, through the Toronto Stock Exchange, the NYSE or by any other method permitted by law, at the prevailing market price at the time of sale. The ATM Program will be effective until December 5, 2029, unless fully utilized or terminated before such date in accordance with the terms of the Distribution Agreement.

Net proceeds of the ATM Program, if any, are expected to fund development opportunities, future acquisitions, repayment of indebtedness, and/or other general corporate purposes.

The ATM Program is established pursuant to a prospectus supplement (the “Canadian ATM Supplement”) to a short form base shelf prospectus filed today (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding prospectus supplement (the “U.S. ATM Supplement”) to a shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) under the Multijurisdictional Disclosure System (Registration No. 333-299849) (the “U.S. Registration Statement”).

The filings of the Base Shelf Prospectus and the U.S. Registration Statement allow Cameco to make offerings of Common Shares, preferred shares, warrants, subscription receipts, debt securities and units or any combination thereof, having an aggregate offering price of up to US$3 billion (or its equivalent in another currency) during the next 37 months in Canada and the United States. The specific terms of any offering of securities will be set forth in a shelf prospectus supplement, such as the Canadian ATM Supplement and the U.S. ATM Supplement.

Cameco has filed the Base Shelf Prospectus and the Canadian ATM Supplement with the securities regulatory authorities in each of the provinces and territories of Canada, and has filed the U.S. Registration Statement and the

U.S. ATM Supplement with the SEC. Before you invest, you should read these documents and other documents Cameco has filed with the securities regulatory authorities in each of the provinces and territories of Canada or the SEC, as applicable, for more complete information about Cameco and the ATM Program. Copies of the Base Shelf Prospectus, the Canadian ATM Supplement and the Distribution Agreement are available free of charge on SEDAR+ at www.sedarplus.ca, and copies of the U.S. Registration Statement, the U.S. ATM Supplement and the Distribution Agreement are available free of charge on EDGAR on the SEC website at www.sec.gov.

You may also obtain copies of the Base Shelf Prospectus and the Canadian ATM Supplement in Canada from: TD Securities Inc.,1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM, or by telephone at 289-360-2009 or by email at sdcconfirms@td.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com ; or Scotia Capital Inc., 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, or by telephone at 416-863-7704, or by email at equityprospectus@scotiabank.com. You may also obtain copies of the U.S. Registration Statement and the U.S. ATM Supplement in the United States from: TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, New York 10017, Attention: Equity Capital Markets or by email at TD.ECM_Prospectus@tdsecurities.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com ; or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: US ECM or by telephone at 212-255-6854 or by email at us.ecm@scotiabank.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

Caution about Forward-Looking Information

Certain information in this news release, including statements regarding potential sales of Common Shares through the ATM Program and the anticipated use of the net proceeds of the ATM Program, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Cameco as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of Cameco’s current annual information form, the Canadian ATM Supplement, the U.S. ATM Supplement and in Cameco’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect Cameco; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Cameco expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com